AGREEMENT OF PURCHASE AND SALE

AND JOINT ESCROW INSTRUCTIONS

THIS AGREEMENT OF PURCHASE AND SALE AND JOINT ESCROW INSTRUCTIONS ("**Agreement**") is made and entered by and between Richardson Business Center, Ltd., a Texas limited partnership ("**Seller**") and Hartman vREIT XXI Operating Partnership L.P. a Texas Limited Partnership, or its assignee ("**Buyer**").

Buyer and Seller agree as follows:

1. **Definitions.** For the purposes of this Agreement the following terms shall be defined as follows:

     (a)   "**Actual Knowledge of Seller**": Actual Knowledge of Seller means and is limited to the actual knowledge of Bradley Mindlin, without having conducted any independent inquiry or inspection.

     (b)   "**Broker**": The Seller's Broker is Dustin Volz and Zane Marcell of JLL Capital and Buyer's Broker is None.

     (c)   "**Buyer's Feasibility Termination Date**": Buyer's Feasibility Termination Date means thirty (30) days from the Effective Date.

     (d)   "**Closing Date**": The Closing Date shall be thiry (30) days following the Buyer's Feasibility Termination Date unless extended in accordance with this Agreement.

     (e)   "**Closing**" and "**Close of Escrow**": Closing and Close of Escrow are terms used interchangeably in this Agreement. The Closing or the Close of Escrow shall mean the consummation of the transaction described in this Agreement.

     (f)   "**Feasibility Period**": The Feasibility Period shall start on the Effective Date and end on the date that is thirty (30) days following the Effective Date.

     (g)   "**Earnest Money Deposit**": The Earnest Money Deposit consists of .funds deposited by Buyer with the Escrow Holder in advance of the Closing, including the initial deposit and any deposit made to extend the Closing.

     (h)   "**Effective Date**": The Effective Date means December 14, 2017.

     (i)   "**Escrow**": Escrow shall have the meaning ascribed to it in paragraph 3.1.

     (j)   "**Escrow Holder**": The Escrow Holder is Commonwealth Land Title (attention Deborah Medway).

     (k)   "**Exhibits**": Exhibits means the following, each of which is attached hereto and incorporated herein by this reference:

Exhibit A – Legal Description of the Property
Exhibit B – Form of - Special Warranty Deed
Exhibit C – Form of Certification of Non-Foreign Status
Exhibit D – Bill of Sale
Exhibit E – Assignment and Assumption
Exhibit F – Schedule of Leases and Service Contracts
Exhibit G – Form of Tenant Notice Letter
Exhibit H -- Litigation
Exhibit I – Due diligence documents to be provided to Buyer by Seller
Exhibit J- Estoppel Certificate

(l) **"Improvements":** All improvements, buildings, fixtures, and structures, if any, owned by Seller and situated on the Real Property.

(m) **"Laws":** shall mean all applicable federal, state and local statutes, ordinances and codes.

(n) **"Leases"** shall mean all agreements currently in place and in effect as described on Exhibit F and all agreements that may be entered into between the Effective Date and the Closing, for the rental of space in the Property.

(o) **"Personal Property":** The equipment, furniture and other tangible personal property, if any, which are actually owned by Seller and located on the Real Property.

(p) **"Property":** Collectively, (i) the Real Property, (ii) the Improvements, and (iii) the Personal Property.

(q) **"Purchase Price":** The Purchase Price for the Property is $5,075,000.

(r) **"Real Property":** That certain real property located at 651-681 N. Plano Road in the City of Richardson, State of Texas, 75081 and more particularly described in **Exhibit A** attached hereto owned by Seller ("Property").

(s) **"Service Contracts":** Shall mean those service contracts and other contracts, agreements or instruments relating to the management or operation of the Property including equipment leases which are set forth on **Exhibit F** attached hereto.

(t) **"Title Company":** The Title Company shall mean Commonwealth Land Title (attention Deborah Medway).

2. **Purchase and Sale.** Upon and subject to the terms and conditions set forth in this Agreement including Buyer's payment of the Purchase Price, Seller agrees to sell to Buyer and Buyer agrees to buy from Seller the Property. Notwithstanding anything to the contrary herein, the Property shall not include (i) any refunds of taxes, assessments, bonds or development, utility or other deposits which were paid by Seller or Seller's predecessor in interest, or paid on behalf of Seller's predecessor in interest by its lender, the Seller's predecessor's principals, or another third party (each a "**Seller Party**" and collectively, the "**Seller Parties**"), prior to the Closing Date, or of insurance premiums paid by any Seller Party and attributable to the period prior to the Closing

Date (without regard to when such refunds or payments are received), (ii) condemnation or other awards which represent payments for losses relating to the Property and incurred prior to the Closing Date (other than amounts to be credited to Buyer or paid to Buyer pursuant to Section 17 of this Agreement), and (iii) any claims of Seller existing as of the Closing Date against parties in possession for delinquent rents and other charges, to the extent not subsequently paid or credited to Seller.

3. Escrow, Earnest Money Deposit, and Extension of Closing Date

3.1 Escrow. Within 2 business days after the Effective Date, Buyer and Seller shall open an escrow with the Escrow Holder (the "**Escrow**") by delivering to Escrow Holder a fully executed copy of this Agreement and the purchase and sale of the Property shall be completed through the Escrow. Seller and Buyer hereby designate Escrow Holder as the "**Reporting Person**" for the transaction pursuant to Section 6045(e) of the Internal Revenue Code. Escrow fees and expenses shall be shared equally by the Seller and Buyer. If the Closing does not occur at the time and in the manner provided in this Agreement because of the default of one of the parties, all costs of cancellation of the Escrow, if any, shall be paid by the defaulting party.

3.2 Earnest Money Deposit. Buyer shall deliver $150,000 to Escrow Holder in good funds, by confirmed wire transfer or by certified or cashier's check collectible in same day funds, which shall be refundable except upon a Buyer's breach which Buyer shall cause to be deposited with the Escrow Holder. Escrow Holder shall invest the Deposit in an interest-bearing account, upon receipt of a W-9 and investment instructions from Buyer satisfactory to the Escrow Holder. Interest shall accrue for the account of Buyer except as otherwise provided in this Agreement and shall be applied against the Purchase Price at Closing.

3.3 Extension of Closing Date. The Closing shall take place at the Title Company on or before the Closing Date. Notwithstanding the foregoing. Buyer may extend the Closing Date by 30 (Thirty) days by notifying Seller and making an additional One Hundred Thousand and 00/100 Dollars ($100,000.00) deposit with the Title Company on or before three (3) days before the Closing Date such deposit to be deemed non-refundable for all purposes under this Agreement. Escrow Holder shall immediately release $50,000 to Seller on a non-refundable basis but which amount shall be credited against the Purchase Price leaving a net initial deposit of $200,000.

4. Independent Consideration. Seller and Buyer acknowledge and agree that One Hundred Dollars ($100.00) of the Initial Earnest Money Deposit shall be paid to Seller if this Agreement is terminated for any reason (the "**Independent Contract Consideration**"), in addition to any other rights Seller may have hereunder. Moreover, Seller and Buyer acknowledge and agree that the Independent Contract Consideration has been bargained for and agreed to as additional consideration for Seller's execution and delivery of this Agreement. Wherever this Agreement

provides for the return of the Deposit to Buyer, such provision means that the Independent Contract Consideration will be paid over to Seller and the balance returned to Buyer.

5. Title.

5.1 _Title Review._ Seller shall furnish or cause to be furnished to Buyer, as soon as available, a commitment for title insurance for the Property prepared by the Title Company (the "**Title Commitment**"). Buyer shall have 10 business days after receipt of the Title Commitment (the "**Buyer's Title Review Period**") within which to examine the Title Commitment and to notify Seller in writing of objections to specific matters identified on Schedules A, B or C thereof. If Buyer fails to so notify Seller of objections to the matters described in Schedules A, B or C of the Title Commitment, the contents of such schedules shall be deemed accepted. If Buyer timely notifies Seller of objections to specific title matters within the Buyer's Title Review Period, Seller shall have 10 business days after receipt of Buyer's notification (the "**Title Objection Response Period**") to notify Buyer that Seller shall cause the objections to title to be removed, corrected, remedied or insured over by procuring appropriate endorsements to the Title Policy on or before the Closing Date; however, Seller shall have no obligation to incur costs to cure, correct or remedy any title objections. If Seller does not give Buyer notice of its election to remedy any such title objections within the Title Objection Response Period, Seller shall be deemed to have elected not to remedy, correct, remove or provide endorsement to Buyer. If Seller does not elect to remedy, correct, remove or provide endorsement covering Buyer's objections to title, Buyer shall have **5 business days** after the earlier of receipt of notice from Seller to such effect or the end of the Title Objection Response Period (the "**Title Election Period**") to elect either of the following as its sole remedy:

(a) proceed with the purchase and acquire the Property subject to the exceptions to which Buyer objected without reduction in the Purchase Price; or

(b) cancel the Escrow and this Agreement by written notice to Seller and Escrow Holder, in which case the remaining refundable portion of the Earnest Money Deposit and any interest accrued thereon shall be returned to Buyer; any escrow cancellation costs shall be equally borne by Seller and Buyer.

If Buyer does not give Seller notice of its election during the Title Election Period, Buyer shall be deemed to have elected option (a) above to proceed with the purchase and acquire the Property subject to the exceptions to which Buyer objected without reduction in the Purchase Price. As used herein, the term "**Title Review Period**" means the period of time beginning on the day Seller delivers the Title Commitment to Buyer and ending on either (a) if no notice of title objections is given by Buyer within Buyer's Title Review Period, the last day of the Buyer's Title Review Period, (b) if notice of title objections is given within the Buyer's Title Review Period and Seller notifies Buyer that Seller shall cause the objections to title to be removed, corrected, remedied or insured over by procuring appropriate endorsements to the Title Policy on or before the Closing Date, the date of such notice from Seller to Buyer, and (c) if notice of title objections is given by Buyer within the Buyer's Title Review Period but Seller does not notify Buyer that Seller shall cause the objections to title to be removed, corrected, remedied or insured over by procuring appropriate endorsements to the Title Policy on or before the Closing Date, the last day of the Title Election Period.

4

5.2   Condition of Title at Closing. At the Close of Escrow, fee simple title to the Property shall be conveyed to Buyer by Seller by Deed (as set out in Exhibit B), subject only to the following matters ("**Permitted Exceptions**"):

(a)   a lien for real property taxes and assessments, water charges, sewer assessments and each other lien or encumbrance of an indefinite or unascertainable amount not then due and payable;

(b)   the rights of the holders, if any, of any mineral rights;

(c)   matters of title described in the Title Commitment either approved or deemed approved by Buyer in accordance with this Agreement;

(d)   matters affecting the condition of title to the Property created by or with the written consent of Buyer;

(e)   any matters which would be shown by an inspection, a survey of the Property or by inquiry of persons in possession of the Property unless objected to by Buyer in a written notice to Seller given within the Feasibility Period; and

(f)   rights of tenants in possession, as tenants only.

The parties agree that Seller makes no express or implied warranties regarding the condition of title to the Property, and Buyer shall rely on the Title Policy and the special warranty contained in the Deed for protection against any title defects.

5.3   Title Insurance. At the Close of Escrow, the Title Company shall agree to issue to Buyer a standard T-1 Owners Title Insurance Policy (in promulgated form) with coverage in an amount equal to the Purchase Price showing title to the Property vested in Buyer subject only to the Permitted Exceptions and the T-1 standard printed exceptions, exclusions and conditions in the policy of title insurance ("**Title Policy**"). Seller shall pay the premium for the Title Policy. If Buyer elects to obtain any additional endorsements or an extended coverage policy, any additional premiums or costs for the extended coverage policy and endorsements shall be at Buyer's sole cost and expense; however, Buyer's election to obtain an extended coverage policy or additional endorsements shall not delay the Closing and Buyer's inability to obtain an extended coverage policy or endorsements shall not be deemed to be a failure of any condition to Closing.

6.   Buyer's Feasibility.

6.1   Inspections. Buyer shall have through the Buyer's Feasibility Termination Date to examine, inspect and investigate the Property, including without limitation, investigation of documents relating to the Property such as planned unit development agreements, covenants, conditions and restrictions, annexation agreements, zoning and subdivision ordinances and, in Buyer's sole and absolute discretion and judgment, to determine whether the Property is fit for Buyer's intended use. Buyer's inspections shall be conducted in accordance with Section 7.1 below.

6.2   Documents. Seller shall provide Buyer with true and correct copies of the documents listed in Exhibit 1 and any documents, report, books and records, etc. of the Seller in Seller's possession upon written request within 3 days of the request but excluding materials not directly related to the leasing, current maintenance and/or management of the Property such as, without limitation, Seller's internal memoranda, financial projections, operating and financial statements, budgets, appraisals, accounting and tax records and similar proprietary, elective or confidential information including the general ledger. Seller shall attempt in good faith to provide to Buyer any information reasonably requested by Buyer concerning the Property; provided, that Seller shall not be required to: a) generate or create any new documents, b) provide a general ledger that contains information other than the balance sheet and income statement transactions for the Property, c) furnish any information that is not readily available to Seller, or d) that cannot be provided without Seller's incurring expense (other than office overhead) or expending substantial effort. In the event that such documents are not provided to Buyer within 3 days of the written request, the Closing shall be extended by one day for each day or partial day after the 5-day period until the documents are provided to Buyer. All representations in documents and warranties expressly made by Seller herein shall have been and remain truthful in all material respects to the Actual Knowledge of Seller as of the Closing Date, as if such representations and warranties had been made as of the Closing Date.

6.3   No Reliance. Buyer expressly agrees any copies of the items furnished by Seller to Buyer are for informational purposes only and without representation or warranty as to the accuracy or completeness of the contents of such materials. Buyer covenants and agrees that it shall not rely on such documents and information and shall conduct its own due diligence on all matters referred to in such documents and information, or otherwise relating to the Property. The originals of the items provided, if any are in Seller's possession, shall be delivered to Buyer at Closing or shall remain at the Property.

6.4   Notice of Objections.

(a)   If by Buyer's Feasibility Termination Date, Buyer fails to notify Seller in writing of any objections to the condition of the Property or any other matters relating to the suitability of the Property for the uses and activities that Buyer intends to conduct thereon, Buyer shall be deemed to have approved the suitability of the Property and this Agreement shall continue in full force and effect.

(b)   If by Buyer's Feasibility Termination Date, Buyer notifies Seller in writing of any objections to the condition of the Property or any other matters relating to its ownership of the Property within the Feasibility Period, and which objections are not resolved during the Feasibility Period, the Initial Deposit delivered into Escrow shall be released to Buyer and the Agreement shall terminate except for the indemnity set forth in Section 7.1(g) which shall survive the Closing or any earlier termination of this Agreement. Payments of any portion of the Initial Deposit made outside of Escrow or pursuant to the Access Agreement shall be non-refundable.

7.   Inspections.

7.1   Entry. During the Feasibility Period, Buyer and Buyer's representatives, agents and designees shall have the right, at reasonable times and upon reasonable notice to Seller (which

6

notice must describe the scope of the planned testing and investigations), to enter upon the Property. In connection with such inspections, Buyer agrees that:

(a)   all tests and investigations shall be at Buyer's sole cost and expense;

(b)   the persons or entities performing such tests and investigations shall be properly-licensed and qualified and shall have obtained all appropriate permits therefore;

(c)   Buyer shall advise Seller in advance of the dates of all proposed tests and investigations and shall schedule all tests and investigations during normal business hours whenever feasible unless otherwise requested by Seller;

(d)   Seller shall have the right to approve, (in Seller's sole discretion) any proposed physical testing or drilling and such testing or drilling must comply with Section 18.4 in addition to any other commercially reasonable requirements established by Seller;

(e)   Seller shall have the right to have a representative of Seller accompany Buyer and Buyer's representatives, agents or designees while they are on the Property;

(f)   any entry by Buyer, its representative, agents or designees shall not interfere with Seller's or any tenant's use of the Property;

(g)   Buyer shall indemnify, defend and hold Seller harmless for, from and against any and all claims, damages, costs, liabilities and losses (including mechanics' liens) arising out of any entry by or other actions or negligence of Buyer or its agents, designees or representatives;

(h)   Buyer and any of its experts, consultants or, contractors that engaged to assist in due diligence and who will enter the Property must provide Seller with the following insurance: (i) Worker's Compensation as required by statute; (ii) Employer's Liability Coverage B, to $500,000.00; (iii) Commercial General Liability, $1,000,000.00/$2,000,000.00 each occurrence; and (iv) Comprehensive, Automobile Liability (combined single limit), $2,000,000.00 each occurrence. Buyer will have Seller named as an additional insured on any insurance policies that it and/or its experts, consultants and contractors are required to procure in order to perform work for Buyer.

(i)   If the Closing does not occur, Buyer, at Buyer's sole cost and expense, shall restore the Property to the same condition as existed before the test or inspection. Until restoration is complete, Buyer shall take all steps necessary to ensure that any conditions on the Property created by Buyer's testing shall not interfere with the normal operation of the Property or create any dangerous, unhealthy, unsightly or noisy conditions on the Property.

7.2   Termination After Inspections. In the event this Agreement is terminated prior to Closing, but after the end of the Feasibility Period, Buyer shall give copies of all inspections, investigations, tests or studies to Seller, the Earnest Money Deposit held in Escrow shall be released to Buyer, if the termination is not due to a breach by Buyer or the failure of Buyer to satisfy a condition set forth in Section 9.1 below, and the Agreement shall terminate. The indemnity set forth in Section 7.1(g) which shall survive the Closing or any earlier termination of this Agreement.

8.   Estoppel Certificates and SNDA's. Seller shall use reasonable efforts to obtain Estoppel Certificates and SNDA's from the tenants occupying at least 70% of the total occupied space at the Property. Seller shall use commercially reasonable efforts to obtain such Tenant Estoppel Certificates, which certificates shall be substantially in the form attached hereto as Exhibit J (or in the form, if any, prescribed in the applicable Lease). Seller shall provide all required Tenant Estoppel Certificates to Buyer no later than 30 days prior to Closing.

9.   Conditions Precedent.

     9.1   Conditions Precedent to Buyer's Obligation to Close. The Close of Escrow and Buyer's obligations with respect to this transaction are subject to the following conditions precedent: (a) Seller's delivery to Escrow Holder on or before the Closing Date of the items described in Section 10.1, (b) Seller shall have duly performed each and every material agreement to be performed by Seller hereunder, and (c) Seller's representations and warranties set forth in this Agreement shall be true and correct in all material respects as of the Closing Date. The failure of Seller to perform a condition precedent described in this Section 9.1 shall be deemed a breach by Seller of this Agreement.

     9.2   Conditions Precedent to Seller's Obligations. The Close of Escrow and Seller's obligations with respect to this transaction are subject to the following conditions precedent: (a) Buyer's delivery to Escrow Holder on or before the Closing Date of the Purchase Price and the other items described in Section 10.2, (b) Buyer having duly performed each and every material agreement to be performed by Buyer hereunder, and (c) Buyer's representations, warranties and covenants set forth in this Agreement shall be true and correct in all material respects as of the Closing Date. The failure of Buyer to perform a condition precedent described in this Section 9.2 shall be deemed a breach by Buyer of this Agreement.

     9.3   Failure of Conditions. So long as a party is not in default hereunder, if any condition to such party's obligation to proceed with the Closing hereunder has not been satisfied as of the Close of Escrow, such party may, in its sole discretion, terminate this Agreement by delivering written notice to the other party on or before the Close of Escrow, or elect to close, notwithstanding the non-satisfaction of such condition, in which event such party shall be deemed to have waived any such condition. If such party elects to terminate this Agreement, the Earnest Money Deposit shall be returned to Buyer. If such party elects to close, notwithstanding the non-satisfaction of such condition, there shall be no liability on the part of the other party for non-satisfaction of such condition or for breaches of representations and warranties of which the party electing to close had knowledge as of the Closing.

10.   Closing Deliveries to Escrow Holder.

     10.1   By Seller. On or prior to the Closing Date, each Seller shall deliver or cause to be delivered to Escrow Holder the following items:

(a)   SpecialWarranty Deed, in the form attached hereto as **Exhibit B**, duly executed and acknowledged by Seller and in recordable form, conveying the Property to Buyer (collectively the "**Deeds**").

(b)   A Certification of Non-Foreign Status in the form attached hereto as **Exhibit C** properly executed by Seller.

(c)   An executed bill of sale in the form attached hereto as **Exhibit D**.

(d)   An Assignment and Assumption Agreement in the form attached hereto as **Exhibit E** executed by Seller.

(e)   Notices to all tenants in the Property in the form attached hereto as **Exhibit G**, executed by Seller.

(f)   A Title Commitment issued by the Title Company with respect to the Title Policy in accordance with Section 5.3 above.

10.2   By Buyer. On or prior to the Closing Date, Buyer shall deliver or cause to be delivered to Escrow Holder the following items:

(a)   The balance of the Purchase Price.

(b)   Such corporate resolutions, certificates of good standing and/or other corporate or partnership documents relating to Buyer as are reasonably required in connection with this transaction.

(c)   An Assignment and Assumption Agreement in the form attached hereto as **Exhibit E** executed by Buyer.

(d)   Notices to all tenants in the Property in the form attached hereto as **Exhibit G**, executed by Buyer.

10.3   By Buyer and Seller. Buyer and Seller shall each deposit executed closing statements consistent with this Agreement along with such other instruments as are reasonably required by Escrow Holder or otherwise required to close escrow.

11.   Prorations. Prorations shall be made as of the Closing Date as if Buyer were in title for the entire Closing Date. The following shall be prorated and adjusted between Seller and Buyer:

11.1   Taxes and Assessments. To the extent not paid by tenants under the terms of the Leases of the Property as set forth on **Exhibit F** attached hereto, all non-delinquent real estate taxes and assessments on the Property shall be prorated as of the date of Closing. For purposes of this Section 11.1 assessments shall include, without limitation, homeowner or condominium association fees and assessments, if any. If the Close of Escrow takes place before the real estate taxes are fixed for the tax year in which the Close of Escrow occurs, the apportionment of real estate taxes shall be made on the basis of the real estate taxes for the most recent ascertainable tax year and shall be final. All delinquent taxes and assessments, if any, on the Property shall be paid

9

at the Close of Escrow from Seller's funds. Any tax refunds received by Buyer which are allocable to the period prior to Closing shall be paid by Buyer to Seller.

11.2 Utilities. Buyer shall notify the utility companies that all utility bills for the period commencing on the Close of Escrow are to be sent to Buyer. In addition to the Purchase Price, if Buyer agrees to assume any utility accounts established by Seller, Buyer shall pay to Seller an amount equal to the total of the utility deposits held by utility companies with respect to such accounts and Seller shall assign to Buyer all of Seller's right, title and interest in any such utility deposits. Otherwise, Seller reserves the right to receive a return of all other utility deposits and in such cases, Buyer shall arrange for substitute deposits with the utility companies as may be required. If following the Close of Escrow either Buyer or Seller receives a bill for utilities or other services provided to the Property for the period in which the Close of Escrow occurred, then Buyer and Seller shall equitably prorate the bill.

11.3 Rental Income.

(a) Rent. Uncollected rent shall not be prorated at Closing but shall be subject to post-closing adjustments in accordance with Section 11.3(b) below. Buyer shall have the right to collect delinquent rent. After Closing, Buyer shall apply all rent collected by Buyer from a tenant in the following order (i) to tenant's current monthly rental payment, and then (ii) to prior delinquent payments in the inverse order of their maturity, remitting to Seller, any balance properly allocable to Seller's period of ownership within ten (10) days of receipt. Buyer shall bill and use commercially reasonable efforts to collect such rent arrearages applicable to the period of Seller's ownership, but shall not be obligated to engage a collection agency or take legal action or exclude the tenant from possession to collect any rent arrearages. Seller may also seek collection, provided that Seller shall have no right to terminate any Lease or any tenant's occupancy under any Lease. Any Rent collected or received by Seller after the Closing representing rent for periods after Closing shall be immediately remitted to Buyer. This provision shall survive the Closing.

(b) Post-Closing Adjustment. Any prorations not determined or not agreed upon as of the Closing shall be paid by Buyer to Seller, or by Seller to Buyer, as the case may be, in cash as soon as practicable following the Closing but in no event later than 120 days from the Closing. The parties shall cooperate and share information sufficient to make a final determination on any and all estimated prorations described in this Section 11.3.

(c) Service Contracts. Buyer shall assume the obligations arising from and after the Closing Date under the Service Contracts that are not terminable as of the Closing Date without notice, expense or liability to Seller. Amounts paid or payable under the Service Contracts shall be prorated for the period prior to Closing. If after the Closing, either Seller or Buyer receives a bill for services provided under the Service Contracts for the period in which the Close of Escrow occurred, Buyer and Seller shall equitably prorate the bill.

(d) Security Deposits. The tenant security deposits (together with any accrued interest thereon as may be required by law or contract) shall be credited to Buyer as of the date of Closing in the amounts then held by Seller.

(e)   Tenant Improvement Allowances. Buyer shall receive a credit for any unused tenant improvement allowances existing on the date of the Closing for those leases executed prior to the Effective Date.

11.4   Method of Proration. All prorations shall be made as of the date of Close of Escrow based on actual days elapsed.

12.   Actions by Escrow Holder at Closing.

12.1   Funds and Recording. At the Close of Escrow, Escrow Holder shall promptly undertake all of the following:

(a)   Disburse all funds deposited with Escrow Holder by Buyer in payment of the Purchase Price for the Property by delivering (i) to Seller the Purchase Price, less the amount of all items, costs and prorations chargeable to the account of Seller in accordance with the closing statement and (ii) to Buyer any remaining balance of the funds deposited by Buyer less amounts chargeable to Buyer in accordance with the closing statement.

(b)   Cause the Deed to be recorded with the Recorder of Deeds in the county where the Property is located and obtain conformed copies thereof for distribution to Buyer and Seller.

(c)   Cause the tenant notice letter prepared by Seller to be assembled/collated and delivered to the respective tenants in the Property.

(d)   Direct the Title Company to issue the Title Policy to Buyer.

12.2   Delivery of Documents to Buyer or Seller. At the Close of Escrow, Escrow Holder shall deliver to Buyer the Certification of Non-Foreign Status and any other documents (or copies thereof) deposited into Escrow by Seller. Further Escrow Holder shall deliver to Seller any other documents (or copies thereof) deposited into Escrow by Buyer.

13.   Transaction Costs and Expenses. Buyer and Seller shall each pay all legal and professional fees and fees of other consultants incurred by Buyer and Seller, respectively. All other normal costs and expenses shall be allocated between Buyer and Seller in accordance with the customary practice in the county in which the Property is located, provided that:

(a)   Seller shall pay:

(i)   One-half of all escrow fees;

(iii)   (ii)   All state, county and municipal documentary transfer taxes, if any;The basic premium for the Title Policy; and

(iv)   Seller shall reimburse Buyer, at the time of Closing and up to the amount of Two Thousand Five Hundred Dollars and No/100 ($2,500), for any survey update required by the Title Company.

11

(b) Buyer shall pay:

    (i) Any additional cost of an extended coverage title policy and the cost of any endorsements required by Buyer.

    (ii) all document and recording charges; and

    (iii) One-half of all escrow fees and costs.

14. Seller's Representations, Warranties and Covenants.

    14.1   Representations. Each Seller makes the following representations, covenants and warranties and acknowledges that Buyer shall rely on such representations, covenants and warranties in acquiring the Property, each of which shall survive the Closing for a period of six months; provided that any claims must be made in writing to Seller within the six month period.

    (a) Except in the ordinary course and scope of operating the Property, Seller has not entered into any lease or other agreement for possession with any person or entity (except Buyer) pursuant to which such person or entity has any current or future right or interest to occupy, possess or use all or any portion of the Property.

    (b) To the Actual Knowledge of Seller, Seller has not received any written notice, addressed specifically to Seller and sent by any governmental authority having jurisdiction over the Property that the Property or its use is in material violation of any Laws.

    (c) Seller is not a "foreign person" within the meaning of Section 1445(f)(3) of the Internal Revenue Code.

    (d) Exhibit F sets forth all of the service agreements currently in effect with respect to the Property.

    (e) Seller has received no written notice from any governmental authority of any proposed condemnation of any portion of the Property or of any proposed rezoning of the Property.

    (f) Except as set forth on Exhibit H, Seller is not a party to any litigation pending with respect to the Property and no actions or proceedings are pending against Seller that materially adversely affect the Property, the Leases, Seller, or Seller's ability to perform under this Agreement.

    (g) To the current Actual Knowledge of Seller, except for persons occupying or having the right to occupy the Property under the Leases identified on Exhibit F, and except for persons occupying or having a right to occupy any part of the Property under subleases, license agreements or other occupancy agreements to which Seller is not a party, there are no persons in possession or occupancy of the Property, or any part thereof nor any persons who have possessory rights with respect to the Property or any part thereof that will continue after Closing.

12

(h)   There are no space leases, licenses or other occupancy agreements affecting any portion of the Property to which Seller is a party that will be binding upon Buyer after the Closing, other than the Leases. To the Actual Knowledge of Seller, the Leases described on the Lease Exhibit F are in full force and effect and have not been amended except as set forth in the Lease Exhibit F, and the Lease Exhibit is true and correct in all material respects. Except as set forth in the Lease Exhibit F, Seller has not (i) delivered to any tenant a written notice of default under the Leases identified on the Lease Exhibit F, (ii) received any written notice from any tenant under the Leases identified on the Lease Exhibit F asserting (X) any default under the Leases, or (Y) any claim of offset or other defense in respect of its or Seller's obligations under the Leases.

(i)   The representations and warranties of Seller set forth in Section 14.1 hereof shall survive Closing for a period of six (6) months. No claim for a breach of any representation or warranty of Seller shall be actionable or payable if the breach in question results from or is based on a condition, state of facts or other matter which was known to Buyer prior to Closing. Further, Seller shall have no liability to Buyer for a breach of any representation or warranty unless (a) the breach is material, (b) the actual damages incurred by Buyer in connection with such breach collectively aggregate more than Fifty Thousand and No/100 Dollars ($50,000.00) (the "Floor"), in which event the full amount of such valid claims shall be actionable, up to the Cap (as defined in this Section), and (c) unless written notice containing a description of the specific nature of such breach shall have been given by Buyer to Seller prior to the expiration of the Survival Period and an action shall have been commenced by Buyer against Seller prior to the end of the Survival Period. The maximum liability of Seller for the breach of any of the representations and warranties of Seller set forth in Section 14.1 hereof shall be Two Hundred Fifty Thousand and No/100 Dollars in the aggregate (the "Cap"). Seller's liability pursuant to this paragraph shall be limited to the actual damages incurred by Buyer (subject to the Floor and Cap).

14.2   Pre-Closing Covenants. So long as this Agreement remains in full force and effect:

(a)   Nothing contained herein shall in any way restrict or inhibit Seller from continuing to operate the Property in the ordinary course and scope or in a manner inconsistent with Seller's past practices, including but not limited to Seller's right to rent units, terminate tenancies, negotiate with tenants, conduct repairs and maintenance, otherwise operate the Property. However, once the Feasibility Period has expired and provided Buyer has not terminated this Agreement, Seller may not terminate or enter into a Lease without the Buyer's prior written consent which consent shall not be unreasonably withheld, conditioned or delayed.

(b)   Seller shall maintain the Property in substantially the same condition as of the Effective Date, ordinary wear and tear excepted.

(c)   From and after Effective Date through the Closing or earlier termination of this Agreement, Seller and its agents (including any broker engaged by Seller) and affiliates shall not accept (and from and after the expiration of the Feasibility Period through the Closing or earlier termination of this Agreement, Seller and its agents including any broker engaged by Seller and affiliates shall not affirmatively solicit) an interest in any offers involving the sale or disposition of all or the Property.

13

15.   Joint Representations and Warranties. In addition to any express agreements of the parties contained herein, the following constitute representations and warranties of the parties each to the other:

(a)   Each party has the legal power, right and authority to enter into this Agreement and the instruments referenced herein, and to consummate this transaction.

(b)   All requisite action (corporate, trust, partnership or otherwise) has been taken by each party in connection with the entering into of this Agreement, the instruments referenced herein, and the consummation of this transaction. No further consent of any partner, shareholder, creditor, investor, judicial or administrative body, governmental authority or other party is required in connection with entering into this Agreement.

(c)   The individuals executing this Agreement and the instruments referenced herein on behalf of each party and the partners, officers or trustees of each party, if any, have the legal power, right, and actual authority to bind each party to the terms and conditions of those documents.

(d)   Neither party is a person (a "**Prohibited Person**") either listed on the specially Designated Nationals and Blocked Persons List maintained by the Office of Foreign Asset Control, U.S. Department of the Treasury (the "**OFAC List**") or otherwise blocked or banned under laws, regulations or executive orders, including Executive Order No. 13224, administered by the Office of Foreign Asset Control, U.S. Department of the Treasury (collectively, the "**OFAC Rules**"), or under or pursuant to the USA Patriot Act (Title III of Pub. L. 107-56, signed into law October 26, 2001) (the "**Patriot Act**"). Neither party (i) is controlled by a Prohibited Person, (ii) is acting hereunder nor will act hereunder for or on behalf of a Prohibited Person, nor (iii) is providing or will provide material, financial or technological support or other services to or in support of acts of terrorism of a Prohibited Person.

(e)   In no event shall Seller or Buyer be liable for any incidental, consequential, special or punitive damages for breach of any representation or warranty in this Agreement, including, but not limited to, those set forth in Section 14.1.

16.   Property "As-Is".

TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, AND SUBJECT TO SELLER'S REPRESENTATIONS AND WARRANTIES IN SECTIONS 14.1 AND 18.2 OF THIS PURCHASE AGREEMENT ("**SELLER'S WARRANTIES**"). BUYER ACKNOWLEDGES AND AGREES THAT SELLER IS CONVEYING TO BUYER AND BUYER ACCEPTS THE PROPERTY "AS IS, WHERE IS, WITH ALL FAULTS AND WITHOUT ANY REPRESENTATION OR WARRANTY WHATSOEVER, EXPRESS OR IMPLIED." EXCEPT AS EXPRESSLY SET FORTH IN THE SPECIAL WARRANTY DEED OR IN THE PURCHASE AND SALE AGREEMENT BETWEEN SELLER AND BUYER, BUYER HAS NOT RELIED AND WILL NOT RELY ON, AND SELLER HAS NOT MADE AND IS NOT LIABLE FOR OR BOUND BY, ANY EXPRESS OR IMPLIED WARRANTIES, GUARANTEES, STATEMENTS, REPRESENTATIONS OR INFORMATION PERTAINING TO THE PROPERTY OR RELATING THERETO (INCLUDING SPECIFICALLY, WITHOUT

14

LIMITATION, INFORMATION PACKAGES DISTRIBUTED WITH RESPECT TO THE PROPERTY) MADE OR FURNISHED BY SELLER, OR ANY PROPERTY MANAGER, CONSULTANT, ADVISOR, REAL ESTATE BROKER, AGENT OR THIRD PARTY REPRESENTING OR PURPORTING TO REPRESENT SELLER, TO WHOMEVER MADE OR GIVEN, DIRECTLY OR INDIRECTLY, ORALLY OR IN WRITING. BUYER ACKNOWLEDGES AND AGREES THAT, EXCEPT AS OTHERWISE EXPRESSLY PROVIDED IN THE SPECIAL WARRANTY DEED OR IN THE PURCHASE AND SALE AGREEMENT BETWEEN SELLER AND BUYER, NEITHER SELLER, NOR ANY INDIVIDUAL, CORPORATION, PARTNERSHIP, LIMITED LIABILITY COMPANY, TRUST OR OTHER ENTITY DIRECTLY OR INDIRECTLY IN CONTROL OF SELLER OR CONTROLLED BY OR UNDER COMMON CONTROL WITH SELLER ("**SELLER AFFILIATE**") OR ANY OFFICER, DIRECTOR, OWNER, PARTNER, EMPLOYEE, AGENT, PROPERTY MANAGER, OR BROKER OF SELLER OR ANY SELLER AFFILIATE (EACH BEING A "**SELLER-RELATED PARTY**") HAS MADE, AND SELLER HEREBY DISCLAIMS, ANY REPRESENTATION OR WARRANTY, EITHER EXPRESS OR IMPLIED, AS TO THE HABITABILITY, MERCHANTABILITY, SUITABILITY, QUALITY, CONDITION, LAYOUT, FOOTAGE, EXPENSES, OPERATION OR FITNESS FOR ANY PARTICULAR PURPOSE WITH REGARD TO THE PROPERTY, INCLUDING, BUT NOT LIMITED TO, REPRESENTATIONS OR WARRANTIES AS TO (A) ENVIRONMENTAL MATTERS RELATING TO THE PROPERTY, INCLUDING, WITHOUT LIMITATION, THE PRESENCE OF ANY HAZARDOUS, TOXIC OR REGULATED SUBSTANCE AS DEFINED IN ANY APPLICABLE FEDERAL, STATE OR LOCAL GOVERNMENTAL LAW, RULE, REGULATION OR ORDINANCE, OR ANY OTHER POLLUTANT OR CONTAMINANT OF ANY KIND IN, ON, UNDER OR IN THE VICINITY OF THE PROPERTY, (B) GEOLOGICAL CONDITIONS, INCLUDING, WITHOUT LIMITATION, SUBSIDENCE, SUBSURFACE CONDITIONS, WATER TABLE, UNDERGROUND WATER RESERVOIRS, LIMITATIONS REGARDING THE WITHDRAWAL OF WATER, AND GEOLOGICAL FAULTS AND THE RESULTING DAMAGE OF PAST AND/OR FUTURE FAULTING, (C) WHETHER, AND TO THE EXTENT TO WHICH THE PROPERTY OR ANY PORTION THEREOF IS AFFECTED BY ANY STREAM (SURFACE OR UNDERGROUND), BODY OF WATER, WETLANDS, FLOOD PRONE AREA, FLOOD PLAIN, FLOODWAY OR SPECIAL FLOOD HAZARD, (D) DRAINAGE, (E) SOIL CONDITIONS, INCLUDING, WITHOUT LIMITATION, THE EXISTENCE OF INSTABILITY, PAST SOIL REPAIRS, SOIL ADDITIONS OR CONDITIONS OF SOIL FILL, OR SUSCEPTIBILITY TO LAND SLIDES, OR THE SUFFICIENCY OF ANY UNDERSHORING, (F) THE PRESENCE OF ENDANGERED SPECIES OR ANY ENVIRONMENTALLY SENSITIVE OR PROTECTED AREAS, (G) ZONING OR BUILDING ENTITLEMENTS TO WHICH THE PROPERTY OR ANY PORTION THEREOF MAY BE ENTITLED, (H) THE AVAILABILITY OF ANY UTILITIES TO THE PROPERTY OR ANY PORTION THEREOF INCLUDING, WITHOUT LIMITATION, WATER, SEWAGE, GAS AND ELECTRIC, (I) USAGES OF ADJOINING PROPERTY, (J) ACCESS TO THE PROPERTY OR ANY PORTION THEREOF, (K) THE CONDITION OR USE OF THE PROPERTY OR COMPLIANCE OF THE PROPERTY WITH ANY OR ALL PAST, PRESENT OR FUTURE FEDERAL, STATE OR LOCAL ORDINANCES, RULES, REGULATIONS OR LAWS, BUILDING, FIRE OR ZONING ORDINANCES, CODES, OR OTHER SIMILAR LAWS, (L) THE EXISTENCE OR NON-EXISTENCE OF UNDERGROUND STORAGE TANKS, SURFACE IMPOUNDMENTS, OR

15

LANDFILLS, (M) ANY OTHER MATTER AFFECTING THE STABILITY AND INTEGRITY OF THE PROPERTY, OR (N) THE POTENTIAL FOR FURTHER DEVELOPMENT OF THE PROPERTY (COLLECTIVELY, THE "**DISCLAIMED WARRANTIES**"). BUYER HEREBY WAIVES, TO THE EXTENT PERMITTED BY LAW, THE DISCLAIMED WARRANTIES WITH REGARD TO THE PROPERTY.

BUYER IS A SOPHISTICATED PURCHASER WHO IS FAMILIAR WITH THE OWNERSHIP AND OPERATION OF REAL ESTATE PROJECTS SIMILAR TO THE PROPERTY AND THAT BUYER HAS OR WILL HAVE ADEQUATE OPPORTUNITY TO COMPLETE ALL PHYSICAL AND FINANCIAL EXAMINATIONS RELATING TO THE ACQUISITION OF THE PROPERTY HEREUNDER IT DEEMS NECESSARY, AND WILL ACQUIRE THE SAME SOLELY ON THE BASIS OF SUCH EXAMINATIONS, THE TITLE INSURANCE PROTECTION AFFORDED BY THE TITLE POLICY, AND DOCUMENTATION AND ANY INFORMATION PROVIDED OR TO BE PROVIDED BY SELLER.

OTHER THAN FOR BREACHES OF THIS AGREEMENT OR ANY ANCILLARY AGREEMENT THERETO, BUYER RELEASES SELLER AND ALL SELLER RELATED PARTIES FROM ALL CLAIMS WHICH ANY BUYER OR ANY PARTY RELATED TO OR AFFILIATED WITH BUYER (A "BUYER RELATED PARTY") HAS OR MAY HAVE ARISING FROM OR RELATED TO ANY MATTER OR THING RELATED TO OR IN CONNECTION WITH THE PROPERTY, INCLUDING THE DOCUMENTS AND INFORMATION PROVIDED, ANY CONSTRUCTION DEFECTS, ERRORS OR OMISSIONS IN THE DESIGN OR CONSTRUCTION AND ANY ENVIRONMENTAL CONDITIONS, AND BUYER SHALL NOT LOOK TO ANY SELLER RELATED PARTIES IN CONNECTION WITH THE FOREGOING FOR ANY REDRESS OR RELIEF. THIS RELEASE SHALL BE GIVEN FULL FORCE AND EFFECT ACCORDING TO EACH OF ITS EXPRESSED TERMS AND PROVISIONS, INCLUDING THOSE RELATING TO UNKNOWN AND UNSUSPECTED CLAIMS, DAMAGES AND CAUSES OF ACTION, AND, IN THAT REGARD, BUYER HEREBY EXPRESSLY WAIVES ALL RIGHTS AND BENEFITS IT MAY NOW HAVE OR HEREAFTER ACQUIRE.

17.   Condemnation and Destruction. Risk of loss resulting from any condemnation or eminent domain proceeding which is commenced or has been threatened before the Closing, and risk of loss to the Property due to fire, flood or any other cause before the Closing, shall remain with Seller. If before the Closing, the Property or any portion thereof shall be materially damaged, or if the Property or any portion thereof shall be subjected to a bona fide threat of condemnation or shall become the subject of any proceedings, judicial, administrative or otherwise, with respect to the taking by eminent domain or condemnation, then Buyer may terminate this Agreement by written notice to Seller within 5 days after Seller notifies Buyer of the damage or taking, in which event the Earnest Money Deposit and any interest earned thereon shall be returned to Buyer. If the Closing Date is within the aforesaid 5-day period, then Closing shall be extended to the next business day following the end of said 5-day period. If no such election is made, and if the damage after a casualty is not material or if a non-material portion of the Property is subject to a taking, this Agreement shall remain in full force and effect and the purchase contemplated herein, less any interest taken by eminent domain or condemnation, shall be effected with no further adjustment except as contemplated in this paragraph. If the Property was subject to a taking, at Closing, Seller shall assign, transfer and set over to Buyer all of the right, title and interest of Seller in and to any

16

awards that have been or that may thereafter be made for any taking. If the Property was damaged, at Closing, Seller shall reduce the Purchase Price by the value reasonably estimated by Seller to repair or restore the damaged portion of the Improvements, less any sums expended by Seller to make emergency repairs to the Improvements or the Property or otherwise protect the physical condition of the Improvements or the Property. In either case, this transaction shall close pursuant to the terms of this Agreement. For the purposes of this paragraph, the phrases "material damage" and "materially damaged" mean damage reasonably exceeding twenty five percent (25%) of the Purchase Price to repair.

18.   Hazardous Substances.

18.1   Definitions. For the purposes of this Agreement, the following terms have the following meanings:

(a)   "Environmental Law" includes without limitation any law, statute, ordinance or regulation pertaining to health, industrial hygiene or the environment, including, without limitation, CERCLA (Comprehensive Environmental Response, Compensation and Liability Act of 1980) and RCRA (Resources Conservation and Recovery Act of 1976).

(b)   "Hazardous Substance" means any substance, material or waste which is or becomes designated, classified or regulated as being "toxic" or "hazardous" or a "pollutant" or which is or becomes similarly designated, classified or regulated under any Environmental Law.

(c)   "Environmental Audit" means an environmental audit, review or testing of the Property performed by Buyer or any third party or consultant engaged by Buyer to conduct such study.

(d)   "Environmental Reports" means any environmental reports commissioned by Seller.

18.2   Seller's Environmental Representations and Warranties.

As of the date of this Agreement, to the Actual Knowledge of Seller and except as referred to in the Environmental Report(s) or the Environmental Audit:

(a)   since the date of Seller's acquisition of the Property, Seller has received no notice that Hazardous Substances are now or have been used or stored on or within any portion of the Property except those substances which are or have been used or stored on the Property in the normal course of use and operation of the Property and in compliance with all applicable Environmental Laws;

(b)   since the date of Seller's acquisition of the Property, Seller has received no notice of federal, state or local enforcement, clean-up, removal, remedial or other governmental or regulatory actions instituted or completed affecting the Property; and

(c)   since the date of Seller's acquisition of the Property, Seller has received no notice of a claim made by any third party against Seller relating to any Hazardous Substances on or within the Property.

17

18.3   Notices Regarding Hazardous Substances. From the Effective Date through the Closing Date, Seller shall promptly notify Buyer if to the Actual Knowledge of Seller there are any threatened or pending investigations by any governmental agency under any law, regulation or ordinance pertaining to any Hazardous Substance.

18.4   Environmental Audit. If during the Feasibility Period Buyer elects to perform an Environmental Audit:

(a)   Buyer shall give Seller at least 2 business days' prior notice of any on-site testing of soil or subsurface conditions. Entry onto the Property by Buyer, its agents and contractors for the purpose of conducting the Environmental Audit shall be in accordance with Section 7.1. The Environmental Audit shall be conducted pursuant to standard quality control/quality assurance procedures and any ground water, soil or other samples taken from the Property shall be properly disposed of by Buyer at Buyer's sole cost and in accordance with all applicable laws.

(b)   If any report is prepared as the result of the Environmental Audit, such report shall be conspicuously labeled as a draft, and Buyer shall promptly give Seller a copy of the draft report. Prior to the Closing, Buyer shall keep the draft report and the information contained therein confidential and shall not disclose it to any person or entity without Seller's prior written consent; provided, however, that Buyer may furnish a copy of said draft report to any proposed lender in connection with Buyer's application for a mortgage loan and to any person or entity contemplating an investment in the Property as a partner or permitted assignee of Buyer, or to any consultant engaged in, or commenting upon the results of, said draft report.

(c)   If Buyer elects during the Feasibility Period not to acquire the Property or if the Closing fails to occur for any reason, then Buyer shall, at Seller's request, deliver all copies of the draft report to, and they shall become the property of Seller. Buyer shall not disclose to any party the contents of the draft report except pursuant to valid legal process or with the written consent of Seller.

(d)   Any ground water, soil or other samples taken from the Property shall be properly disposed of by Buyer at Buyer's sole cost and in accordance with all applicable laws.

18.5   Environmental Inspections and Release. The inspections under Section 7.1 and 18.4 may, with the reasonable consent of Seller, include a non-invasive Phase I environmental inspection of the Property, but no Phase II environmental inspection or other invasive inspection or sampling of soils, water, air or other materials, including without limitation construction materials, for analytical testing, either as part of the Phase I inspection or any other inspection, shall be performed without the prior written consent of Seller, which may be withheld in its sole and absolute discretion. If Seller consents to such testing, the proposed scope of work and the party who will perform the work shall be subject to Seller's review and written approval. At Seller's request, Buyer shall deliver to Seller copies of any Phase II or other environmental report to which Seller consents as provided above. BUYER, FOR ITSELF AND ANY ENTITY AFFILIATED WITH BUYER, WAIVES AND RELEASES SELLER AND SELLER'S AFFILIATES (HEREAFTER DEFINED) FROM AND AGAINST ANY LIABILITY OR CLAIM RELATED TO THE PROPERTY ARISING UNDER ANY ENVIRONMENTAL

LAW. The provisions of this paragraph shall survive the Closing or any earlier termination of this Agreement. "**Seller's Affiliates**" means (a) any entity that directly or indirectly controls, is controlled by or is under common control with the Seller, or (b) any entity at least a majority of whose economic interest is owned by Seller; and the term "control" means the power to direct the management of such entity through voting rights, ownership or contractual obligations.

19.   Notices. All notices or other communications required or permitted hereunder must be in writing, and must be personally delivered (including by means of professional messenger service) or sent by overnight courier, or sent by registered or certified mail, postage prepaid, return receipt requested to the addresses set forth below or sent by email with a confirmation receipt. All notices sent by mail shall be deemed received 3 business days after the date of mailing and all notices sent by other means permitted herein shall be deemed received on the date delivered.

Seller:

Richardson Business Center, Ltd.
c/o Bradley Mindlin
11766 Wilshire Boulevard
Suite 325
Los Angeles, CA 90025
Attn: Bradley Mindlin
Telephone: 310.806.6060
Email: bmindlin@orocap.com
sfirtel@orocap.com

With a copy to:

Jannol Law Group
1801 Century Park East
Suite 2150
Los Angeles, CA 90067
Attn: Martin Jannol, Esq.
Telephone: 310.788.3990
Email: mj@jannollawgroup.com

Buyer:

Hartman vREIT XXI Operating Partnership L.P.
Attn:Allen R. Hartman
2909 Hillcroft Suite 420
Houston, TX, 77057
Telephone: 713-467-2222
Email: ahartman@hi-reit.com

With a copy to:

Mark T. Torok, General Counsel
Hartman Income REIT, Inc
2909 Hillcroft Suite 420

Houston, TX 77057

Attn: Mark T. Torok
Telephone: 713-467-2222
Email: mtorok@hi-reit.com

Escrow Holder: Deborah Medway
Vice President, National Sales
National Commercial Services
Commonwealth Land Title
888 S. Figueroa Street, Suite 2100
Los Angeles, CA 90017
Telephone: (310) 713-3321
Email: deborah.medway@cltic.com

20.   Broker. Seller shall pay Brokers pursuant to a separate agreement. Seller represents and warrants to Buyer, and Buyer represents and warrants to Seller, that no broker or finder has been engaged by them, respectively other than the Broker(s) whose name(s) appear in Section 1, in connection with any of the transactions contemplated by this Agreement, or to its knowledge is in any way connected with any of such transactions. Buyer shall indemnify, save harmless and defend Seller from any liability, cost, or expense arising out of or connected with any claim for any commission or compensation made by any person or entity claiming to have been retained or contacted by Buyer in connection with this transaction, other than the Broker(s). Seller shall indemnify, save harmless and defend Buyer from any liability, cost, or expense arising out of or connected with any claim for any commission or compensation made by any person or entity claiming to have been retained or contacted by Seller in connection with this transaction, other than the Broker(s). This indemnity provision shall survive the Closing or any earlier termination of this Agreement.

21.   Remedies.

      21.1   Seller Default. In the event the Close of Escrow does not occur as a result of Seller default, Buyer as its sole remedies shall be entitled to either (i) terminate this Agreement pursuant to this Section 21.1 and receive a refund of the Earnest Money Deposit being held in Escrow, or (ii) enforce specific performance of this Agreement.

      21.2   Default by Buyer. Buyer and Seller do hereby agree that a reasonable estimate of the total net detriment that Seller would suffer if Buyer defaults hereunder is an amount equal to the Earnest Money Deposit (both the Initial Deposit and the Additional Deposit) and any accrued interest thereon. Said amount shall be the full, agreed and liquidated damages for the failure to close and breach of this Agreement by Buyer. The payment of such amount as liquidated damages is not intended as a forfeiture or penalty, but is intended to constitute liquidated damages to Seller. Upon default by Buyer, this Agreement shall be terminated and, except for Buyer's indemnity and other specific obligations referred to herein which may be enforced by Seller, neither party shall have any further rights or obligations hereunder except for the right of Seller to receive the Earnest Money Deposit as liquidated damages, provided, however, that this provision shall not limit, waive or affect Buyer's indemnity obligations or affect Buyer's obligations to return or to provide documents under this Agreement.

22.   Assignment. Buyer shall not assign this Agreement except to an entity controlled by Buyer without obtaining Seller's prior written consent, which consent may be withheld by Seller in its

sole and absolute discretion for any reason whatsoever except to an entity majority owned or controlled by Buyer. Any attempted assignment without Seller's prior written consent shall, at Seller's option, be voidable and constitute a material breach of this Agreement.

23.   Miscellaneous.

23.1   Counterparts. This Agreement may be executed in counterparts. Electronic signatures and pdf versions shall be deemed originals for all purposes.

23.2   Partial Invalidity. If any term or provision of this Agreement shall be deemed to be invalid or unenforceable to any extent, the remainder of this Agreement shall not be affected thereby, and each remaining term and provision of this Agreement shall be valid and be enforced to the fullest extent permitted by law.

23.3   Possession of the Property. Seller shall deliver possession of the Property to Buyer upon the Close of Escrow, subject to the right of tenants in possession, as tenants only.

23.4   Waivers. No waiver of any breach of any covenant or provision contained herein shall be deemed a waiver of any preceding or succeeding breach thereof, or of any other covenant or provision contained herein. No extension of time for performance of any obligation or act shall be deemed an extension of the time for performance of any other obligation or act except those of the waiving party, which shall be extended by a period of time equal to the period of the delay.

23.5   Successors and Assigns. This Agreement is binding upon and inures to the benefit of the permitted successors and assigns of the parties hereto.

23.6   Entire Agreement. This Agreement (including all Exhibits attached hereto) constitutes the entire contract between the parties hereto with respect to the subject matter hereof and may not be modified except by an instrument in writing signed by the party to be charged.

23.7   Time of Essence. Seller and Buyer hereby acknowledge and agree that time is strictly of the essence with respect to each and every term, condition, obligation and provision hereof.

23.8   Construction. This Agreement has been prepared by Seller and its professional advisors and reviewed by Buyer and its professional advisers and this Agreement is the product of all of their collective efforts and should not be interpreted in favor of or against either Buyer or Seller.

23.9   Governing Law. The parties hereto expressly agree that this Agreement shall be governed by, interpreted under, and construed and enforced in accordance with the laws of the State in which the Property is located.

23.10   Confidentiality. Unless otherwise agreed to in writing by Buyer and Seller or as may be required by any regulatory requirements, Brokers shall keep confidential the terms of this Agreement and all documents, financial statements, reports or other information relating to either the transaction contemplated by this Agreement or the Property and shall not disclose any such information to any person other than those employees or agents of Buyer who are actively and directly participating in the evaluation of the Property, the negotiation and execution of this Agreement or financing of the purchase of the Property for a period of at least 2 years after the closing and indefinitely if the Agreement is terminated.

     23.11   No Recordation. Buyer agrees not to record a memorandum or other document relating to this Agreement without the prior written consent of Seller.

     23.12   Not an Offer; Last Date for Submission. Seller's delivery of unsigned copies of this Agreement is solely for the purpose of review by the party to whom delivered, and neither the delivery nor any prior communications between the parties, whether oral or written, shall in any way be construed as an offer by Seller, nor in any way imply that Seller is under any obligation to enter the transaction which is the subject of this Agreement. The signing of this Agreement by Buyer constitutes an offer which shall not be deemed accepted by Seller unless and until Seller has signed this Agreement and delivered a duplicate original to Buyer. Execution of this Agreement by Seller at any time after execution by Buyer shall be deemed acceptance by Seller of Buyer's offer unless Buyer's offer has previously been revoked in writing by Buyer to Seller.

     23.13   ERISA. Buyer is not acting on behalf of "employee benefit plan" within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended, a "plan" within the meaning of Section 4975 of the Internal Revenue Code of 1986, as amended or an entity deemed to hold "plan assets" within the meaning of 29 C.F.R. § 2510.3101 of any such employee benefit plan or plans.

<center>[Signatures Appear on Next Pages]</center>

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and year hereinabove written.

SELLER:

Richardson Business Center, Ltd.,
a Texas limited partnership

By: STOM, Inc. a Nevada corporation

    Its co-general partner



By: _____
    Bradley Mindlin, President

BUYER:

Hartman vREIT XXI Operating Partnership L.P.
  By: Hartman vREIT XXI, Inc. its General Partner

By: _____
    Allen R. Hartman, President

JOINDER OF ESCROW HOLDER

Escrow Holder has executed this Agreement in order to confirm that Escrow Holder has received and shall hold the Earnest Money Deposit in escrow, and shall disburse the Earnest Money Deposit pursuant to the provisions hereof.

Commonwealth Land Title

By: _____
Name:
Date: _____   Title:

"BROKERS"
As to Sections 20 and 23.10

JLL Capital

By: _____
Name: _____
Title: _____

By: _____
Name: _____
Title: _____

Signature Page 2

EXHIBIT A

LEGAL DESCRIPTION OF PROPERTY

FORM OF DEED

NOTICE OF CONFIDENTIALITY RIGHTS: IF YOU ARE A NATURAL PERSON, YOU MAY REMOVE OR STRIKE ANY OR ALL OF THE FOLLOWING INFORMATION FROM THIS INSTRUMENT BEFORE IT IS FILED FOR RECORD IN THE PUBLIC RECORDS: YOUR SOCIAL SECURITY NUMBER AND/OR YOUR DRIVER'S LICENSE NUMBER.

SPECIAL WARRANTY DEED

STATE OF TEXAS   §

                        §   KNOW ALL MEN BY THESE PRESENTS:

COUNTY OF DALLAS   §

THAT Richardson Business Center, Ltd., a Texas limited partnership ("**Grantor**"), for and in consideration of the sum of TEN AND NO/100 Dollars ($10.00) and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, has GRANTED, BARGAINED, SOLD, and CONVEYED and by these presents does GRANT, BARGAIN, SELL, AND CONVEY unto _____ ("**Grantee**") the real property located at 651-681 N. Plano Road, Richardson, Dallas, County, Texas, fully described in Exhibit A hereto and all improvements located thereon, together with (i) any and all rights, titles, powers, privileges, easements, licenses, rights-of-way and interests appurtenant to the land (including pursuant to any condominium declaration and any covenants, conditions and restrictions filed with respect to such real property), and (ii) all rights, titles, powers, privileges, licenses, easements, rights-of-way and interests, if any, of Grantor, either at law or in equity, in possession or in expectancy, in and to any land lying in the streets, highways, roads, alleys, rights-of-way or sidewalks, open or proposed, in front of, above, over, under, through or adjoining the land and in and to any strips or gores of land adjoining the land described herein (collectively, the "**Property**").

This Special Warranty Deed and the conveyance hereinabove set forth is executed by Grantor and accepted by Grantee subject to any and all validly existing encumbrances, conditions and restrictions, relating to the Property as reflected by the real property records of Collin County, Texas as of the date hereof, as well as those matter set forth on Exhibit B attached hereto (collectively, the "**Permitted Encumbrances**"). This conveyance is also being made by Grantor and accepted by Grantee subject to taxes for the year 2017 (and any rollback taxes which may in the future be assessed with respect to prior period), not yet due and payable, the payment of which Grantee assumes.

TO HAVE AND TO HOLD the Property, together with all and singular the rights and appurtenances thereto in any wise belonging unto Grantee, Grantee's heirs, executors, administrators, personal representatives, successors and assigns forever and subject to the Permitted Encumbrances, and Grantor does hereby bind itself, its successors and assigns, to

WARRANT AND FOREVER DEFEND all and singular the Property unto Grantee, Grantee's heirs, executors, administrators, personal representatives, successors and assigns, against every person whomsoever lawfully claiming or to claim the same or any part thereof, , by, through or under Grantor, but not otherwise, subject, however, to the Permitted Encumbrances.

BY ITS ACCEPTANCE HEREOF, GRANTEE HEREBY AGREES TO THE FOLLOWING:

GRANTEE ACKNOWLEDGES AND AGREES THAT GRANTOR IS CONVEYING TO GRANTEE AND GRANTEE ACCEPTS THE PROPERTY "AS IS, WHERE IS, WITH ALL FAULTS AND WITHOUT ANY REPRESENTATION OR WARRANTY WHATSOEVER, EXPRESS OR IMPLIED." EXCEPT AS EXPRESSLY SET FORTH IN THIS SPECIAL WARRANTY DEED OR IN THE PURCHASE AND SALE AGREEMENT BETWEEN GRANTOR AND GRANTEE, GRANTEE HAS NOT RELIED AND WILL NOT RELY ON, AND GRANTOR HAS NOT MADE AND IS NOT LIABLE FOR OR BOUND BY, ANY EXPRESS OR IMPLIED WARRANTIES, GUARANTEES, STATEMENTS, REPRESENTATIONS OR INFORMATION PERTAINING TO THE PROPERTY OR RELATING THERETO (INCLUDING SPECIFICALLY, WITHOUT LIMITATION, INFORMATION PACKAGES DISTRIBUTED WITH RESPECT TO THE PROPERTY) MADE OR FURNISHED BY GRANTOR, OR ANY PROPERTY MANAGER, CONSULTANT, ADVISOR, REAL ESTATE BROKER, AGENT OR THIRD PARTY REPRESENTING OR PURPORTING TO REPRESENT GRANTOR, TO WHOMEVER MADE OR GIVEN, DIRECTLY OR INDIRECTLY, ORALLY OR IN WRITING. GRANTEE ACKNOWLEDGES AND AGREES THAT, EXCEPT AS OTHERWISE EXPRESSLY PROVIDED IN THIS SPECIAL WARRANTY DEED OR IN THE PURCHASE AND SALE AGREEMENT BETWEEN GRANTOR AND GRANTEE, NEITHER GRANTOR, NOR ANY INDIVIDUAL, CORPORATION, PARTNERSHIP, LIMITED LIABILITY COMPANY, TRUST OR OTHER ENTITY DIRECTLY OR INDIRECTLY IN CONTROL OF GRANTOR OR CONTROLLED BY OR UNDER COMMON CONTROL WITH GRANTOR ("**GRANTOR AFFILIATE**") OR ANY OFFICER, DIRECTOR, OWNER, PARTNER, EMPLOYEE, AGENT, PROPERTY MANAGER, OR BROKER OF GRANTOR OR ANY GRANTOR AFFILIATE (EACH BEING A "**GRANTOR-RELATED PARTY**") HAS MADE, AND GRANTOR HEREBY DISCLAIMS, ANY REPRESENTATION OR WARRANTY, EITHER EXPRESS OR IMPLIED, AS TO THE HABITABILITY, MERCHANTABILITY, SUITABILITY, QUALITY, CONDITION, LAYOUT, FOOTAGE, EXPENSES, OPERATION OR FITNESS FOR ANY PARTICULAR PURPOSE WITH REGARD TO THE PROPERTY, INCLUDING, BUT NOT LIMITED TO, REPRESENTATIONS OR WARRANTIES AS TO (A) ENVIRONMENTAL MATTERS RELATING TO THE PROPERTY, INCLUDING, WITHOUT LIMITATION, THE PRESENCE OF ANY HAZARDOUS, TOXIC OR REGULATED SUBSTANCE AS DEFINED IN ANY APPLICABLE FEDERAL, STATE OR LOCAL GOVERNMENTAL LAW, RULE, REGULATION OR ORDINANCE, OR ANY OTHER POLLUTANT OR CONTAMINANT OF ANY KIND IN, ON, UNDER OR IN THE VICINITY OF THE PROPERTY, (B) GEOLOGICAL CONDITIONS, INCLUDING, WITHOUT LIMITATION, SUBSIDENCE, SUBSURFACE CONDITIONS, WATER TABLE, UNDERGROUND WATER RESERVOIRS, LIMITATIONS REGARDING THE WITHDRAWAL OF WATER, AND GEOLOGICAL FAULTS AND THE RESULTING DAMAGE OF PAST AND/OR FUTURE FAULTING, (C) WHETHER, AND TO THE EXTENT TO WHICH THE PROPERTY OR ANY PORTION THEREOF IS AFFECTED BY ANY STREAM (SURFACE OR UNDERGROUND), BODY OF WATER, WETLANDS,

FLOOD PRONE AREA, FLOOD PLAIN, FLOODWAY OR SPECIAL FLOOD HAZARD, (D) DRAINAGE, (E) SOIL CONDITIONS, INCLUDING, WITHOUT LIMITATION, THE EXISTENCE OF INSTABILITY, PAST SOIL REPAIRS, SOIL ADDITIONS OR CONDITIONS OF SOIL FILL, OR SUSCEPTIBILITY TO LAND SLIDES, OR THE SUFFICIENCY OF ANY UNDERSHORING, (F) THE PRESENCE OF ENDANGERED SPECIES OR ANY ENVIRONMENTALLY SENSITIVE OR PROTECTED AREAS, (G) ZONING OR BUILDING ENTITLEMENTS TO WHICH THE PROPERTY OR ANY PORTION THEREOF MAY BE ENTITLED, (H) THE AVAILABILITY OF ANY UTILITIES TO THE PROPERTY OR ANY PORTION THEREOF INCLUDING, WITHOUT LIMITATION, WATER, SEWAGE, GAS AND ELECTRIC, (I) USAGES OF ADJOINING PROPERTY, (J) ACCESS TO THE PROPERTY OR ANY PORTION THEREOF, (K) THE CONDITION OR USE OF THE PROPERTY OR COMPLIANCE OF THE PROPERTY WITH ANY OR ALL PAST, PRESENT OR FUTURE FEDERAL, STATE OR LOCAL ORDINANCES, RULES, REGULATIONS OR LAWS, BUILDING, FIRE OR ZONING ORDINANCES, CODES, OR OTHER SIMILAR LAWS, (L) THE EXISTENCE OR NON-EXISTENCE OF UNDERGROUND STORAGE TANKS, SURFACE IMPOUNDMENTS, OR LANDFILLS, (M) ANY OTHER MATTER AFFECTING THE STABILITY AND INTEGRITY OF THE PROPERTY, OR (N) THE POTENTIAL FOR FURTHER DEVELOPMENT OF THE PROPERTY (COLLECTIVELY, THE **"DISCLAIMED WARRANTIES"**).   GRANTEE HEREBY WAIVES, TO THE EXTENT PERMITTED BY LAW, THE DISCLAIMED WARRANTIES WITH REGARD TO THE PROPERTY.

Grantee's address is:

2909 Hillcroft suite 420

Houston TX 77057

[REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

EXECUTED this _____ day of _____, 2017.

GRANTOR:

Richardson Business Center, Ltd.

By: STOM, Inc. a Nevada corporation
    Its co-general partner

By: _____
    Bradley Mindlin, President

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

STATE OF _____ §
                          §

COUNTY OF _____ §

On _____, 2017, before me, _____, personally appeared _____ who proved to me on the basis of satisfactory evidence to be the person whose name is subscribed to the within instrument and acknowledged to me that she executed the same in her authorized capacity, and that by her signature on the instrument the person, or the entity upon behalf of which the person acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of _____ that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

_____

WHEN RECORDED RETURN TO:

Hartman vREIT XXI, Inc.
2909 Hillcroft suite 420
Houston TX 77057

EXHIBIT A TO SPECIAL WARRANTY DEED
LEGAL DESCRIPTION

EXHIBIT B TO DEED

[To be provided]

PERMITTED EXCEPTIONS

[To be listed]

Also, subject to 2017 taxes and general and special assessments, any and all recorded easements, reservations, restrictions, encroachments and encumbrances, matters which would be shown by an accurate survey, underground and overhead cables, lines and utility services, and all existing zoning ordinances, laws, codes, statutes and subdivision regulations and other governmental laws, rules, codes, statutes and regulations limiting or restricting the use to which the property may be put.

EXHIBIT C

CERTIFICATION OF NON-FOREIGN STATUS

Section 1445 of the Internal Revenue Code provides that a transferee of a U.S. real property interest must withhold tax if the transferor is a foreign person. To inform the transferee that withholding of tax is not required upon the disposition of a U.S. real property interest by _____ ("**Transferor**"), the undersigned hereby certifies the following on behalf of Transferor:

1. Transferor is not a foreign corporation, foreign partnership, foreign trust and foreign estate (as those terms are defined in the Internal Revenue Code and Income Tax Regulations);

2. Transferor's U.S. employer identification number is _____; and

3. Transferor's office address is _____.

Transferor understands that this certification may be disclosed to the Internal Revenue Service by transferee and that any false statement contained herein could be punished by fine, imprisonment or both.

Under penalties of perjury I declare that I have examined this certification and to the best of my knowledge and belief it is true, correct and complete, and I further declare that I have authority to sign the document on behalf of the Transferor.

Richardson Business Park, Ltd.,
A Texas limited partnership

By: STOM, Inc. a Nevada corporation

    Its co-general partner

By: _____
    Bradley Mindlin, President

By: _____
Name:
Title:

EXHIBIT D

BILL OF SALE

For good and valuable consideration, the receipt of which is hereby acknowledged, _____ ("**Seller**") does hereby sell, transfer, and convey to: _____ ("**Buyer**"), all personal property of Seller, if any, located on and used in connection with the operation of the improvements on the real property located in 651-681 N. Plano Road, Dallas County, Texas as more particularly described on Exhibit A attached hereto:

Buyer accepts such personal property in its "AS-IS" condition and "WITH ALL FAULTS". Seller specifically disclaims all express or implied warranties regarding the existence or condition of, or title to, such personal property, including without limitation the implied warranties of merchantability and suitability for a particular purpose.

Date: _____, 2017

Richardson Business Center, Ltd.

By: STOM, Inc. a Nevada corporation

  Its co-general partner

By: _____
  Bradley Mindlin, President

EXHIBIT A TO BILL OF SALE

[LEGAL DESCRIPTION]

EXHIBIT E

ASSIGNMENT AND ASSUMPTION

FOR VALUABLE CONSIDERATION, receipt of which is hereby acknowledged, _____ (herein referred to as "**Assignor**"), hereby assigns, transfers and conveys to _____ (herein referred to as "**Assignee**"), all leases (the "**Leases**") described on Schedule 1 attached, including any rent paid for periods subsequent to the closing and all contracts (the "**Contracts**") described on Schedule 2 attached affecting that certain real property in the City of Richardson, State of Texas (the "**Property**"), commonly known as 651-681 N. Plano Road, Richardson, Texas and more particularly described in Exhibit A attached hereto.

Assignee hereby assumes and agrees to keep, perform and fulfill all of Assignor's obligations under the Leases and under the Contracts which are required to be kept, performed and fulfilled by Assignor thereunder, effective from and after the date on which a deed of the Property from Assignor to Assignee is recorded (the "**Closing Date**").

The covenants and warranties contained herein shall survive the closing of the purchase and sale of the Property to which this Assignment relates, and such covenants and warranties shall not be deemed merged in the deed delivered by Assignor to Assignee.

This Assignment shall be binding on and inure to the benefit of the parties hereto, their heirs, executors, administrators, successors in interest and assigns.

IN WITNESS WHEREOF, the undersigned have executed the within instrument as of _____, 2017.

ASSIGNOR:

Richardson Business Center, Ltd.

By: STOM, Inc. a Nevada corporation

    Its co-general partner

By: _____
    Bradley Mindlin, President

ASSIGNEE:

_____

By:_____
Name:_____
Title:_____

EXHIBIT A TO ASSIGNMENT AND ASSUMPTION

All that parcel or parcels of real property located in the City of Richardson, State of Texas more particularly described as follows:

Schedule 1
Leases

Schedule 2
Contracts

EXHIBIT F

<u>SCHEDULE OF LEASES AND SERVICE CONTRACTS</u>

Leases:

Service Contracts:

EXHIBIT G
Form of Tenant Notice Letter

[Closing Date]

[Tenant Name]
____
____

Re: Change of Ownership of property located at 651-681 N. Plano Road, Richardson, Texas (the "**Property**")

Ladies and Gentlemen:

This letter is to inform you that the present owner Richardson Business Center, Ltd., a Texas limited partnership ("**Seller**"), has transferred ownership of the Property to ______________________, a ______________________ ("**Buyer**"). In connection with this transfer, all of Seller's interest as landlord under your lease has been assigned to, and assumed by Buyer. Beginning as of the date of this letter, please make all rental payments payable to Buyer and deliver them, along with any other notices concerning your lease, to the following address (or as otherwise directed by Buyer):

____
____
____
Attn: ________________

All questions or other matters regarding your lease at the Property should be coordinated through ________________, at the above address, whose telephone number is ________________.

In connection with the transfer, Buyer has assumed responsibility for the return of any security deposit you may have made pursuant to your lease, and all future matters regarding this deposit are to be coordinated with Buyer. Deposit returns will be conditioned upon and subject to existing agreements, including your lease.

SELLER:

Richardson Business Center, Ltd.

By: STOM, Inc. a Nevada corporation

Its co-general partner

By: _____
        Bradley Mindlin, President

BUYER:

_____,
a _____
By: _____
Name: _____
Title: _____

EXHIBIT H
Litigation

To be provided

EXHIBIT I
Due Diligence Items to be provided by Seller

In accordance with the provisions of Sections 6.2 and 6.3, Seller shall deliver the following to Buyer through a secure website or make available at the property to the extent such items are in Seller's possession and control:

1. Copies of all Leases, including any and all modifications or amendments thereto.

2. A certified rent roll for the Property, to the actual knowledge of Bradley Mindlin, for the month in which this Agreement is executed, or if not yet available, the most recently available month, in the form customarily prepared for Seller by the current manager of the Property and copies of monthly rent rolls for 2017.

3. Copies of all vendor and service contracts to which Seller is a party that are currently in effect with respect to the Property, including, but not limited to, all agreements for the provision of janitorial, maintenance, trash removal, landscaping and security services, to the extent in Seller's possession.

4. Copies of all leasing commission agreements with respect to the Property to which Seller is a party.

5. Operating statements for the Property for the past two (2) years and through the end of October 2017 (or the period of Seller's ownership of the Property or whatever is in Seller's possession, if either less) in the format customarily prepared for Seller by the current manager of the Property and, to the extent not covered in the Operating Statements, 2015, 2016 CAM reconciliations/estimates, and a general ledger limited to the information agreed to by the parties, but in no event, shall the general ledger contain information other than the balance sheet and income statement transactions for the Property.

6. An inventory of the Personal Property, if any, to be conveyed to Purchaser at Closing.

7. Copies of the ad valorem and personal property tax statements covering the Property for the current tax year (if available) and for the previous two (2) years (or the period of Seller's ownership of the Property, if less).

8. All Governmental licenses and permits issued to Seller with respect to the Property, including specifically, without limitation, building permits, certificates of occupancy, and special or conditional use permits in Seller's possession.

9. Plans and specifications for the Improvements, to the extent in Seller's possession, including working CAD files and current as builts.

10. Copies of all guaranties and warranties covering the Property.

11. Any environmental reports prepared for Seller with respect to the Property.

12. A schedule of all tenant deposits (security or otherwise), which schedule may be a part of the rent roll.

13. Existing land title survey for the real property.

14. A copy of Seller's standard lease form in PDF format.

15. A schedule of all insurance claims over the past two (2) years that relate to the real property.

16. Intentionally omitted.

17. A schedule of historical capital expenditures on the real property during the calendar year2016, and 2017.

18. An aging report detailing current payment delinquencies of any tenants.

19. A description of all threatened and pending litigation that affects the real property.

20. Billing information for tenant expense reimbursements (common area maintenance, taxes, insurance, etc.) for 2016 and 2017.

21. A general ledger limited to the information agreed to by the parties, but in no event, shall the general ledger contain information other than the balance sheet and income statement transactions for the Property.

22. Copies of all utility accounts which will be transferred to Purchaser at closing.

23. A copy of the 2018 operating expense budget, once finalized.

24. Intentionally omitted.

25. Intentionally omitted.

26. Copies of any documents regarding roof repairs, but Seller makes no representation or warranty regarding the information and Buyer shall conduct its own inspection.

27. Copies of all orders of any governmental agencies respecting any claimed violation of any federal, state or local law, ordinance, rule, regulation, requirement or order affecting the Property, including any notices received regarding the Property.

28. List of Tenant Improvement allowances owed to tenants and expiration dates.

29. Intentionally omitted.

30. Intentionally omitted.

Audit

List of Due-Diligence Items

Upon Buyer's prior written request, for a period of two (2) years following the Closing. Seller shall make Seller's books and records for the Property available to Buyer during normal business hours for inspection. copying and audit by Buyer's designated accountants. at Buyer's expense. in order to comply with any Securities and Exchange Commission requirements related to Rule 3-14 of Regulation S-X. In no event shall Seller incur any liability whatsoever in conjunction with any related audit.

EXHIBIT J

FORM OF ESTOPPEL LETTER

_____, 2017

_____, a _____ ("**Tenant**"), is the tenant of space (the "**Premises**") under that certain _____ dated _____ _[, as amended by that certain _____ dated _____] (_[as amended,]_ the "**Lease**") made with Richardson Business Center, Ltd., a Texas limited partnership or its predecessor-in-interest (in either case, "**Landlord**"), covering the Premises in Landlord's building (the "**Building**") located at ____ _____ or assigns ("**Buyer**") is purchasing the Building. _____ ("**Lender**") is financing the purchase.

Tenant hereby certifies to Landlord, Buyer, Lender and their respective successors and assigns as follows:

     1.   Attached hereto as Exhibit A is a true, correct and complete copy of the Lease, together with all amendments thereto.

     2.   The Lease is in full force and effect and has not been modified, supplemented or amended in any way except as set forth in Exhibit A.

     3.   The Lease represents the entire agreement between the parties as to leasing of the Premises, and there are no other agreements, written or oral, which affect the occupancy of the Premises by Tenant.

     4.   The interest of Tenant in the Lease has not been assigned, subleased, encumbered or pledged as security except as follows: _____

     5.   The Premises are comprised of approximately _____ square feet of rentable area located on the _____ floor of the building.

     6.   The commencement date of the term of the Lease was _____.

     7.   The expiration date of the term of the Lease is _____, including any presently exercised option or renewal term, and Tenant has no right to renew, extend or cancel the Lease or to lease additional space in the Building, except as expressly set forth in the Lease.

     8.   Monthly base rent currently payable under the Lease is $_____, and such rent has been paid through _____. The Lease requires Tenant to pay its pro rata share of real estate taxes, utilities and operating expenses for the Premises. Tenant's pro rata share is ____%. Tenant is obligated to pay all other sums and additional rent as stated in the Lease, and Tenant's payment of such amounts are current.

9. All insurance required of Tenant under the Lease has been provided by Tenant, and all premiums due thereunder have been paid.

10. Tenant has no option or right of first refusal to purchase all or any part of the Premises (or the land or Building of which the Premises are a part), and has no right or interest with respect to the Premises or the Building other than as Tenant under the Lease. Tenant has no option or right of first refusal to rent additional space in the Building except as set forth in section _____ of the Lease.

11. All conditions of the Lease to be performed by Landlord and necessary to the enforceability of the Lease have been satisfied. On this date there are no existing defenses, offsets, claims or credits which Tenant has against the enforcement of the Lease. Each and every term, condition, covenant and agreement, including without limitation, the agreement to pay rent are binding on Tenant.

12. The Premises have been delivered to Tenant in accordance with the terms of the Lease. Any contributions required by the Lease to be paid by Landlord to date for improvements to the Premises have been paid in full except as follows: _____. Any improvements or work required under the Lease to be made by Landlord to date have been completed to the satisfaction of Tenant except as follows: _____. Charges for all labor and materials used or furnished in connection with improvements and/or alterations made for the account of Tenant in the Building have been paid in full. Tenant has accepted the Premises, subject to no conditions other than those set forth in the Lease. Tenant has entered into occupancy of the Premises.

13. Tenant has made no agreement with Landlord or any agent, representative or employee of Landlord concerning free rent, partial rent, rebate of rental payments or any other similar rent concession except as expressly set forth in section ____ of the Lease. No rents have been prepaid more than one month in advance, and all rents, have commenced to accrue;

14. To Tenant's actual knowledge, there are no defaults by Tenant or Landlord under the Lease, and no event has occurred or condition exists that would with the passage of time notice, or both, constitute a default under the Lease. As of the date hereof, there are no existing defenses, offsets, claims or credits which Tenant has against the enforcement of the Lease.

15. Tenant has paid to Landlord a security deposit in the amount of $_____ in the form of _____ [cash/letter of credit];

16. Tenant has all governmental permits, licenses and consents required for the activities and operations being conducted or to be conducted by it in or around the Building.

17. As of the date hereof, there are no actions, whether voluntary or otherwise, pending against Tenant or any guarantor of the Lease under the bankruptcy or insolvency laws of the United States or any state thereof.

Tenant acknowledges that this Estoppel Certificate is being given in order (i) to induce Buyer to acquire and Lender to finance acquisition of the Building and (ii) to induce Buyer to assume the obligations of Landlord under the Lease from and after such acquisition. Landlord, Buyer and Lender are entitled to rely upon this Estoppel Certificate.

TENANT:

_____,
a_____

By: _____
Name: _____
Title: _____